

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 30, 2008

Via Facsimile (212) 688-1158 and U.S. Mail

Jesse Lynn, Esq.
ICAHN CAPITAL LP
767 Fifth Avenue, 47th Floor
New York, NY 10153

RE: Yahoo! Inc.
Response to comments issued June 10, 2008 to Soliciting Materials filed pursuant to
Rule 14a-12 filed June 4, 6, and 9, 2008 by Carl C. Icahn, Keith A. Meister, et. al.
File No. 000-28018

Dear Mr. Lynn:

We have reviewed your letter dated June 26, 2008 and have the following comments.

Soliciting Materials filed pursuant to Rule 14a-12

1.   Please refer to the second bullet point in comment 7 of our June 10, 2008 letter. We do
not believe you have provided sufficient support for your statement relating to the beliefs
of <u>many</u> of Yahoo's shareholders with respect to the way to "salvage" Yahoo. We note
that the statements you have provided for support appear to be from one shareholder and
two analysts. Thus, unless you are able to provide additional support, refrain from
making similar statements in future soliciting materials.

2.   Refer to comment 9 of our June 10, 2008 letter. With respect to the first bullet point,
please confirm that you will include the basis for your statement in future soliciting
materials.

3.   We reissue the third bullet point of comment 9 of our June 10, 2008 letter as it relates to
your assertion that a new Yahoo board would negotiate in good faith with Microsoft,
implying that the current board did not conduct negotiations in good faith.

4.   We reissue the fourth bullet point of comment 9 of our June 10, 2008 letter. We do not
believe you have provided adequate support for your statement. It is unclear why, as you
state in your response, the adoption of a severance plan is contrary to efforts to maximize
value for all shareholders.

5.   We reissue comment 12 of our June 10, 2008 letter. We do not believe you have
provided an adequate analysis of the effect of adoption or rescission of severance plans
on a director's fiduciary duties.

6.   We reissue comment 13 of our June 10, 2008 letter.

7.   We reissue comment 14 of our June 10, 2008 letter. Refer to comment 4 above for
additional guidance.

8.   We reissue comment 15 of our June 10, 2008 letter. Our comment sought your support
for the cited statements.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10
business days. You may wish to provide us with marked copies of the amendment to expedite
our review. Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested supplemental information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after reviewing
your amendment and responses to our comments.

Please direct any questions to Matthew Crispino at (202) 551-3456 or, in his absence, to
me at (202) 551-3619. You may also contact us via facsimile at (202) 772-9210. Please send all
correspondence to us at the following ZIP code: 20549-4561.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions